EXHIBIT 34.4

KPMG LLP Aon Center Suite 5500 200 East Randolph Drive Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors:

The Bank of New York Mellon

BNY Mellon Trust of Delaware

The Bank of New York Mellon Trust Company, N.A.:

We have examined the compliance of The Bank of New York Mellon (formerly The Bank of New York), BNY Mellon Trust of Delaware (formerly BNYM (Delaware) and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust, Company, N.A.), (collectively, the “Company”) with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for the publicly-issued (i.e. transaction-level reporting initially required under the Securities and Exchange Act of 1934, as amended) asset-backed securities issued on or after January 1, 2006 and like-kind transactions issued prior to January 1, 2006 that are subject to Regulation AB for which the Company provides trustee, securities administration or paying agent services, as defined and to the extent applicable in the transaction agreements, other than residential mortgage-backed securities and other mortgage-related asset-backed securities (the Platform), except for servicing criteria 1122(d)(1)(iii), 1122(d)(1)(iv), 1122(d)(4)(vi), 1122(d)(4)(viii), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii), 1122(d)(4)(xiii) and 1122(d)(4)(xiv), which the Company has determined are not applicable to the activities it performs with respect to the Platform, as of and for the twelve months ended March 31, 2013. With respect to applicable servicing criteria 1122(d)(2)(iii) and 1122(d)(4)(vii), the Company has determined that there were no activities performed during the twelve months ended March 31, 2013 with respect to the Platform, because there were no occurrences of events that would require the Company to perform such activities. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.

As described in the Company’s Assertion of Compliance with Applicable Servicing Criteria, for servicing criterion 1122(d)(2)(vi), the Company has engaged a vendor to perform the activities required by this servicing criterion. The Company has determined that this vendor is not considered a “servicer” as defined in Item 1101(j) of Regulation AB, and the Company has elected to take responsibility for assessing compliance with the servicing criterion applicable to this vendor as permitted by Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (“Interpretation 17.06”). As permitted by Interpretation 17.06, the Company has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendor’s activities comply in all material respects with the servicing criterion applicable to the vendor. The Company is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendor and related criterion as described in its Assertion of Compliance with Applicable Servicing Criteria, and we performed no procedures with respect to the Company’s eligibility to apply Interpretation 17.06.

Our examination disclosed the following material noncompliance with servicing criteria 1122(d)(3)(i)(A), 1122(d)(3)(i)(B) and 1122(d)(3)(ii), as applicable to the Company during the twelve months ended March 31, 2013 as follows:

•	With respect to servicing criterion 1122(d)(3)(i)(A), certain reports to investors were not prepared in accordance with the timeframes and other terms set forth in the related transaction agreements.

•

With respect to servicing criterion 1122(d)(3)(i)(B), certain reports to investors contained information that was not calculated in accordance with the terms specified in the related transaction agreements.

•

With respect to servicing criterion 1122(d)(3)(ii), certain distributions to investors were not allocated and remitted in accordance with distribution priority and other terms set forth in the transaction agreements.

In our opinion, except for the material noncompliance described above, the Company complied, in all material respects, with the aforementioned servicing criteria, including criterion 1122(d)(2)(vi) for which compliance is determined based on Interpretation 17.06 as described above, as of and for the twelve months ended March 31, 2013.

We do not express an opinion or any form of assurance on the paragraphs entitled “Remediation” included in Schedule A “Material Instances of Noncompliance by the Company” to the Company’s Assertion of Compliance with Applicable Servicing Criteria.

/s/ KPMG LLP

Chicago, Illinois

May 31, 2013